SECURITIES AND EXCHANGE COMMISSION

15026960

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-36866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morris Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8292 Darsy Drive
(No. and Street)

Huntington Beach	CA	92647
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Morris — 714 841-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., #875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morris Financial, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

NATHAN B. WOHOSKY
Commission # 1977071
Notary Public - California
Orange County
My Comm. Expires May 3, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Auditor's Standard Report

To the Board of Directors and Shareholders
of Morris Financial, Inc.

I have audited the accompanying statement of financial condition of Morris Financial, Inc. as of December 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Morris Financial, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morris Financial, Inc. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, and Information for Possession or Control Requirements Under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Morris Financial, Inc.'s financial statements. The supplemental information is the responsibility of Morris Financial, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

To the Board of Directors and Shareholders
of Morris Financial, Inc.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 27, 2015

Morris Financial, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash - Checking		$ 4,143
Cash - Savings		5,010
Total Cash		$ 9,153
Total Assets		$ 9,153
Other Assets (Non-Allowable)		$ 0
Total Allowable and Non-Allowable Assets		$ 9,153

Liabilities and Shareholder's Equity

Accounts Payable		$ 0
Total Liabilities		$ 0
Shareholder's Equity		
Common Stock	$ 11,000	
Additional Paid-in Capital	87,071	
Retained (Deficit)	(88,918)	
Total Shareholder's Equity		$ 9,153
Total Liabilities and Shareholder's Equity		$ 9,153

See accompanying notes to financial statements

Morris Financial, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2014

Revenues	
Commission Income	$ 13,856
Registered Representative	300
Interest income	$ 2
Total Revenues	$ 14,158
Expenses	
Administrative, Postage, Delivery, Notary	$ 119
Bank Service Charges	266
Commissions Expense	8,403
Computer and Internet	380
Insurance	576
License and Registration	4,452
Professional Fees	10,765
Rent & utilities	400
Travel, Meals and Entertainment	630
Total Expenses	25,991
(Loss) before taxes	(11,833)
State & Federal tax	3,140
Net (Loss)	$ (14,973)

See accompanying notes to financial statements

Morris Financial, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Paid-In Capital	Retained (Deficit)	Total
Balance, December 31, 2013	$ 11,000	$ 76,185	$(73,945)	$ 13,240
Contributions		10,886		10,886
Net (loss)			(14,973)	(14,973)
Balance, December 31, 2014	$ 11,000	$ 87,071	$(88,918)	$ 9,153

See accompanying notes to financial statements

Morris Financial, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net (loss)	$(14,973)
Contribution by shareholder – non cash	0
Accounts payable	(100)
FINRA CRD	1,217
Net cash used by operating activities	(13,856)
Cash flows from investing activities:	0
Cash flows from financing activities:	
Contributions	10,886
Net cash provided by financing activities	0
Net decrease in cash	(2,970)
Cash: Beginning of the year	12,123
Cash: End of the year	$ 9,153

Supplemental cash flow information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 3,140
Other non cash capital contribution	$ 0

See accompanying notes to financial statements

Morris Financial, Inc.
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

Morris Financial, Inc. (the "Company") was incorporated on October 20, 1986 in the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities
- Real estate syndicator
- Broker or dealer selling oil and gas interests
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Broker or dealer selling tax shelters or limited partnerships in the secondary market
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are billed at the beginning of each quarter; a portion is either deferred or accrued depending on the timing of the billing.

Provision for Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

Note 2 – Significant Accounting Policies (continued)

Provision for Income Taxes (continued)
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Note 3 - Fair Value (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$9,153	-	-	$9,153

Note 4– Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. The Company's net capital was less than 100 percent of the requirement from August 11 to August 15, 2014. The IRS adjusted a penalty and the Company added $2,700 in additional net capital in order to meet the net capital requirement. At December 31, 2014, the Company had net capital of $9,153 which was $4,153 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness, $0 to net capital was 0%.

Note 5 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2014, the Company recorded $800 in California taxes.

Note 6 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 8– Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 27, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Morris Financial, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2014

Computation of Net Capital

Shareholder's Equity	$ 9,153
Non-Allowable Asset	$ 0
Net Capital	$ 9,153

Computation of Net Capital Requirements

Minimum net capital required 6-2/3 of total liabilities	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Net Capital	$ 4,153
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 9,153

Computation of Aggregate Indebtedness

Total liabilities (from statement of financial condition)	$ 0
Percentage of aggregate indebtedness to net capital	0%

Reconciliation

The following is a reconciliation as of December 31, 2014 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4).

Unaudited Net Capital	$ 9,153
Unrecorded Liabilities	(0)
Audited Net Capital	$ 9,153

See accompanying notes to financial statements

Morris Financial, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to Morris Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Morris Financial, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Morris Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Morris Financial Inc

Morris Financial Inc
220 Nice Lane 108
Newport Beach, CA 92663

George P. Morris, President
February 19, 2015

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided:

> Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.
>
> Morris Financial, Inc. met the Section 240.15c3-3(k)(2)(i) exemption for the period January 1, 2014 through December 31, 2014.

I further assert that the above responses are true and correct to the best of my knowledge.

Sincerely,

George P. Morris
President, Morris Financial, Inc.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Exemption Report Review

To the Board of Directors and Members
of Morris Financial, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Morris Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Morris Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Morris Financial, Inc. stated that Morris Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Morris Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morris Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 27, 2015